SCHEDULE 13D/A

CUSIP No: 464288778

1)NAME OF REPORTING PERSON Lazard Asset Management LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 05-0530199

2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)☐ (b)☐

3)SEC USE ONLY:

4)SOURCE OF FUNDS:* OO

5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6)CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7)SOLE VOTING POWER: 111,103

8)SHARED VOTING POWER: -

9)SOLE DISPOSITIVE POWER: 113,078

10)SHARED DISPOSITIVE POWER: -

11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:113,078

12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.40%

14)TYPE OF REPORTING PERSON: IA

Item 1: SECURITY AND ISSUER

Item 1(a). Name of Issuer:

iShare Dow Jones US Region Bank Index Fund

Item 1(b). Address of Issuer's Principal Executive Offices:

Barclays Global Fund Advisors

45 Fremont Street

San Francisco, CA 94105

Item 1(c):Title of Class of Securities: Exchange Trade Fund

Item 1(d):CUSIP Number: 464288778

Item 2: IDENTITY AND BACKGROUND

Item 2(a). Name of Person Filing:

Lazard Asset Management LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

30 Rockefeller Plaza

New York, New York 10112

Item 2(c):Background:

LAM LLC, a Delaware Limited Liability Company, and its affiliates proved investment management services to institutional and private clients accounts with assets totaling $87.7 billion as of September 30,2006.

During the last five years, neither Lazard Asset Management LLC, no any of its respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Lazard Asset Management LLC, nor any of its respective officers or directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or violation with respect to such laws.

All the executive officers and directors of Lazard Asset Management LLC are citizens of the United States of America.

Item 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

All Shares managed by Lazard Asset Management LLC were purchased in the open market using client assets under management. No leverage or loans were used in the acquisition.

Item 4: PURPOSE OF TRANSACTION:

The acquisition of the securities referred to herein is for investment purposes. Lazard Asset Management LLC is filing this Schedule 13D/A because it holds less than 20% of the iShare Dow Jones US Region Bank Index Fund. Lazard Asset Management LLC may make further purchases of shares of stock from time to time and may dispose of any or all of the shares of stock held by it at any time. Lazard Asset Management LLC has no present plans or intentions which relate to or would result in any of the matters set forth in subparagraphs (b) - (j) of Item 4 of Schedule 13D.

Item 5: INTEREST IN SECURITIES OF THE ISSUER.

(a)Shares Outstanding: 600,000

(b)Amount beneficially owned: 113,078

(c)Percent of class: 17.40%

(d)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 111,103

(ii)Shared power to vote or to direct the vote:-

(iii)Sole power to dispose or to direct the disposition of: 113,078

(iv)Shared power to dispose or to direct the disposition of:-

Item 5(e): Ownership of More than Five Percent on Behalf of Another Person N/A

Item 5(f): Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 5(g): Identification and Classification of Members of the Group: Not applicable

Item 5(h): Notice of Dissolution of Group:Not applicable

Item 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Except as otherwise set forth herein, no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between LAM and any person or entity.

Item 7: MATERIAL TO BE FILED AS EXHIBITS:

Transaction as Exhibit One

CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE:

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 8, 2007

_________________________

Brian Kawakami

Chief Compliance Officer